SHEARMAN & STERLING
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WASHINGTON, D.C.

03007900

SUPPL

March 11, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

RECD S.E.C.
MAR 13 2003
1086

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release, dated March 6, 2003, announcing Air France's traffic results for February 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 4/7

82-5050

Information

AIR FRANCE

Traffic

Roissy, 6 March 2003

FEBRUARY 2003 TRAFFIC

- Traffic holding up well in a difficult context (up 2%)
- 75.1% seat load factor (down 1 point)

Passenger Operations

Operations in February 2003 were adversely affected by the economic slowdown, geostrategic uncertainties and companies implementing policies to limit their staff travel budget. Activity was further disrupted by the two pilot strikes, even though participation was low, and by bad weather conditions in the United States. Despite these difficulties, traffic progressed by 2% for an increase in capacity of 3.4%. The load factor stood at 75.1% (down 1 point). The various disruptions of the month will represent a loss of 25 million euros in operating income.

Over the first eleven months of the financial year, traffic grew by 3.3% for a 2.5% rise in capacity, generating a 0.6 points increase in the load factor to 76.2%.

- **The long-haul network**

The long-haul network posted a 3.8% increase in traffic for a 5.3% rise in capacity. The load factor stood at 79.9% (down 1.2 points).

- On North American routes, traffic grew by 12.5% for a 13.9% increase in capacity. The load factor dropped slightly to 75% (down 0.9 points).
- In the Latin American sector, the load factor rose sharply to 84.9% (up 3.5 points). Traffic decreased by 2.1% for a 6.2% drop in capacity.
- On the Asian network, the international context impacted traffic, which dropped by 6% for stable capacity (up 0.2%). The load factor dropped by 5.3 points but remained at the very high level of 80.2%.
- The Africa/Middle East network was also adversely affected by regional and international political events, with a drop in capacity and traffic of 1% and 7.6% respectively. The load factor stood at 71.4% (down 5.1 points).
- On the Caribbean/Indian Ocean network, traffic rose by 13.7% for a 10.3% increase in capacity. The load factor rose by 2.6 points to 86.6%.

- **The international medium-haul network**

On the international medium-haul network, the situation remains difficult. The Group posted a drop in traffic of 8.7% for a 1.3% decrease in capacity. The load factor stood at 59.3% (down 4.3 points).

- **The domestic medium-haul network**

On the domestic network, the situation continued to improve, with traffic up 2.3% for a 2% drop in capacity. The load factor increased by 2.7 points to 65.9%.

Cargo Operations

Traffic remained stable (up 0.1%), despite a 2.2% decrease in capacity, and the load factor gained 1.5 points to reach 67.8%.

Over the first eleven months, the load factor stood at 64.7%, capacity increased by 5.7% and traffic by 6.4%.

Outlook

The risk of war in the Middle East has had a negative impact on bookings over the next few months. This is why Air France has opted for a summer 2003 schedule reflecting moderate growth, with an overall increase in capacity of 1.8%.

- On the long-haul network, capacity will increase by 1.8% on average, with a peak of 2.6% during the high season from mid June to mid September. The highest growth is on the Asian network (up 11%) thanks to additional flights to China and the launch of a new service to Canton planned for September 2003. On the North American network, the main new feature is the 3rd daily flight to Montreal. In Latin America, capacity will be reduced by 3% with the use of smaller aircraft. On the African network, capacity will be adjusted to demand with the introduction of the Airbus A330, resulting in a 20% drop in capacity. On the Caribbean/Indian Ocean network, there will be additional flights to certain destinations following the suspension of Air Lib's operations.
- On the medium-haul network, capacity will be adapted on the shortest routes with fewer frequencies (Amsterdam, Düsseldorf, Frankfurt, Munich) and some intra-regional routes will be suspended. However, regarding Southern Europe and the Mediterranean, there will be additional services to Malaga, Bilbao, Valencia, Verona, Athens and Casablanca. A 2nd daily flight to Saint Petersburg will improve services to Russia.
- On domestic routes, the changes made to the schedule in winter 2002-2003 will be continued this summer. Additional capacity has been introduced following the suspension of Air Lib's operations, thereby maintaining capacity expressed in ASK at the same level from one summer to the next.

Given the rising price of fuel, Air France has decided, as have other European airlines, to increase fares on tickets sold in France by 3% as from 6 March 2003.

Key dates

- **13 May 2003**: publication of annual results after closing of the Stock Exchange
- **14 May 2003**: analysts' meetings in Paris and London

STATISTICS

Passenger Operations

February 2003 / february 2002	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**7,187**	**+5.3%**	**5,741**	**+3.8%**	**79.9%**	**-1.2**
Americas	*2,535*	*+7.6%*	*1,968*	*+7.7%*	*77.7%*	*+0.1*
Asia	*1,593*	*+0.2%*	*1,277*	*-6.0%*	*80.2%*	*-5.3*
Africa-Middle East	*1,063*	*-1.0%*	*759*	*-7.6%*	*71.4%*	*-5.1*
Caribbean-Indian Ocean	*2,027*	*+10.3%*	*1,757*	*+13.7 %*	*86.6%*	*+2.6*
Europe Group	**1,557**	**-1.3%**	**923**	**-8.7%**	**59.3%**	**-4.3**
Air France	*1,361*	*-3.2%*	*817*	*-9.8%*	*60.0%*	*-4.4*
Regional subsidiaries	*196*	*+14.5%*	*106*	*+8.7%*	*54.2%*	*-2.9*
Domestic Group	**1,104**	**-2.0%**	**728**	**+2.3%**	**65.9%**	**+2.7**
Air France	*921*	*-3.8%*	*632*	*+1.6%*	*68.7%*	*+3.6*
Regional subsidiaries	*183*	*+8.5%*	*96*	*+7.9%*	*52.4%*	*-0.3*
Total Group	**9,849**	**+3.4%**	**7,393**	**+2.0%**	**75.1%**	**-1.0**
Total Air France	*9,469*	*+3.1%*	*7,190*	*+1.9%*	*75.9%*	*-0.9*
Total Regional subsidiaries	*379*	*+11.5%*	*202*	*+8.3%*	*53.3%*	*-1.6*

Total 11 months to 28 february 2003	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**87,304**	**+3.8%**	**70,153**	**+4.9%**	**80.4%**	**+0.9**
Americas	*34,730*	*-1.6%*	*27,909*	*+1.7%*	*80.4%*	*+2.6*
Asia	*19,607*	*+4.8%*	*16,056*	*+7.1%*	*81.9%*	*+1.8*
Africa-Middle East	*12,810*	*+27.6%*	*9,502*	*+22.4%*	*74.2%*	*-3.2*
Caribbean-Indian Ocean	*20,521*	*+0.2%*	*16,948*	*-0.1%*	*82.6%*	*-0.3*
Europe Group	**19,136**	**+1.1%**	**12,457**	**+1.2%**	**65.1%**	**+0.0**
Air France	*16,873*	*-1.1%*	*11,079*	*-1.6%*	*65.7%*	*-0.3*
Regional subsidiaries	*2,262*	*+21.6%*	*1,378*	*+30.9%*	*60.9%*	*+4.3*
Domestic Group	**13,556**	**-3.5%**	**8,871**	**-5.2%**	**65.4%**	**-1.1**
Air France	*11,527*	*-5.4%*	*7,677*	*-7.3%*	*66.6%*	*-1.4*
Regional subsidiaries	*2,029*	*+9.8%*	*1,194*	*+14.3%*	*58.9%*	*+2.3*
Total Group	**119,995**	**+2.5%**	**91,481**	**+3.3%**	**76.2%**	**+0.6**
Total Air France	*115,703*	*+2.1%*	*88,909*	*+2.9%*	*76.8%*	*+0.6*
Total Regional subsidiaries	*4,292*	*+15.7%*	*2,572*	*+22.6%*	*59.9%*	*+3.4*

Cargo Operations

	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
February 2003 / february 2002	566	-2.2%	384	+0.1%	67.8%	+1.5
Total 11 months To 28 february 2003	7,625	+5.7%	4,931	+6.4%	64.7%	+0.5